

December 18, 2012

Via E-mail
Liudmila Yuziuk
President, Chief Executive Officer and Chief Financial Officer
Aviana, Corp.
19 Broniewskiego Street
Wlodawa, Poland 22200

> **Re: Aviana, Corp.**
> **Registration Statement on Form S-1**
> **Filed November 21, 2012**
> **File No. 333-185083**

Dear Ms. Yuziuk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering for resale all of the shares held by your non-affiliated shareholders and that these shares were sold to the selling shareholders in the last few months. As a result, it appears that your offering is an indirect primary offering by the company through the selling shareholders. Additionally, based on your limited operations and assets it appears you are a shell company. We refer you to the definition of a shell company found in Rule 144(i) along with SEC Release 33-8869 (2007). As indicated in that Release, Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed

to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure to state that you are a shell company, identify the selling shareholders as underwriters and fix the offering price for their shares for the duration of the offering. Also discuss the resale limitations of Rule 144(i) throughout the prospectus.

2.   To avoid confusion, please revise your disclosure throughout the registration statement to consistently refer to your sole officer and director as "she" or "her."

Prospectus Summary, page 5

3.   Please revise your disclosure to discuss why the company is becoming a reporting company at this time in the company's development in light of the fact that:
- your sole officer and director will devote only a limited time to the company and has no experience in managing a public reporting company, and
- proceeds from your private offerings did not result in funds necessary to begin business operations, pay the costs of the offering and meet the costs of your reporting requirements.

4.   Please quantify the additional capital you need "in order for [y]our business plan to succeed." Similarly revise your first risk factor on page 8 to quantify the additional funds you will need to raise "to expand [y]our business operations."

5.   Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Risk Factors, page 7

We are an "Emerging Growth Company," and any decisions on our part… , page 10

6.   We note your disclosure under this risk factor regarding your status as an emerging growth company. Please revise this section to include the additional events that may cause you to lose your emerging growth company status under the Jumpstart Our Business Startups Act, including achieving revenues of $1 billion or more.

Description of Business, page 19

Consulting Services, page 21

7.   On page 22 you state that your sole officer and director will initially perform all consulting services. Please revise this section to state clearly whether Ms. Yuziuk has

direct experience performing the site checks and other planned operations of the company. We note her biographical information on page 31.

8.   Please discuss here and under "Conflicts of Interest" on page 33 how Ms. Yuziuk will determine whether to pursue opportunities and provide services for Aviana, Corp. versus her other company in a related field, Elektro-Energetyczny Projekt Sp. z o.o.

9.   Please revise your disclosure to describe any equipment, tools or other materials you will need to carry out your planned operations. Disclose whether you or you officer and director currently owns any of these items, or how you plan to acquire them in the future. Discuss the general expense involved.

Biographical Information, page 31

10.   Please revise the biographical information of Ms. Yuziuk to provide more detailed information, including, but not limited to, the year her degree in electrical engineering was awarded, and the names of the various companies Ms. Yuziuk has worked for in Europe and elsewhere.

Agreement, page 25

11.   Please revise your disclosure where appropriate to state whether you performed any services and received any revenues under the agreement signed with UDP. We note that the agreement was signed September 3, 2012 and you continue to report $0 in revenues. Disclose, if true, that the agreement terminated on or around December 3, 2012 per its terms (i.e., three months from the date of the agreement).

Market for Common Equity and Related Stockholders Matters, page 27

12.   We note your disclosure that you anticipate applying for trading of your common stock on the OTC Bulletin Board. Please revise to clarify that the OTC Bulletin Board is a quotation service, not an issuer listing service, market or exchange, and that a market maker, not the company, must file an application to have the company's common stock quoted on the OTC Bulletin Board. Discuss the likelihood that the company will be successful in securing a market maker to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Liudmila Yuziuk
Aviana, Corp.
December 18, 2012
Page 4

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
         Scott Lawler, Esq.